Exhibit 99.1

Q1
2016

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

March 31, 2016

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CST Trust Company.

For more information call CST Trust Company at 1 877 224-1760.

Sun Life Financial Reports First Quarter 2016 Results

The information contained in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended March 31, 2016. Sun Life Financial Inc. and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO – (May 10, 2016) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ending March 31, 2016. First quarter reported net income was $540 million, up 22% over the same quarter last year. First quarter operating net income(1) and underlying net income(1) were $531 million and $582 million respectively, up 19% and 13% over the same quarter last year.

	Q1’16	Q1’15
Reported net income ($ millions)	540	441
Operating net income(1) ($ millions)	531	446
Underlying net income(1) ($ millions)	582	516
Reported EPS(2) ($)	0.88	0.72
Operating EPS(1)(2) ($)	0.87	0.73
Underlying EPS(1)(2) ($)	0.95	0.84
Operating ROE(1)	11.3%	10.4%
Underlying ROE(1)	12.4%	12.1%

•

Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 216% compared to 240% as at December 31, 2015, which included capital in preparation for the acquisition of Assurant EB(3). Cash and other liquid assets amounted to $1,044 million for Sun Life Financial Inc. and its wholly owned holding companies(4)

•	Global assets under management of $861 billion compared to $891 billion as at December 31, 2015
•	Quarterly dividend declared of $0.405 per share compared to $0.39 declared in the fourth quarter of 2015

“Our diversified business model and steady execution produced strong results in the first quarter. In a quarter characterized by volatile equity markets and low interest rates, we delivered earnings growth across all of our four pillars, generated a return on equity within our targeted range and announced a 4% increase in our common share dividend”, said Dean Connor, President and Chief Executive Officer, Sun Life Financial. “Our growth strategy remains on track. We completed our acquisition of Assurant’s employee benefits business, establishing ourselves as a leading provider in the U.S. group business, while increasing our interests in India, Vietnam and Indonesia to continue to drive growth in Asia.”

“This is a challenging environment for people. Our clients need us now more than ever and we remain committed to them and the communities we serve. Our strong start to 2016 positions us well to execute on our initiatives focused on clients, productivity and a high performance culture.”

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market

In the first quarter, SLF Canada continued to make strides in wealth business sales, mainly driven by Sun Life Guaranteed Investment Funds, our segregated fund product launched in 2015, continued momentum of Sun Life Global Investments (Canada) Inc., and strong defined contribution sales in Group Retirement Services.

We continued growth in our protection businesses with good sales in Individual Insurance while Group Benefits sales were down due to lower activity in the large case market.

Premier global asset management operations

MFS Investment Management (“MFS”) saw gross sales of US$19.5 billion in the first quarter, while net outflows were US$1.1 billion. MFS’s long-term retail fund performance remained strong with 78%, 93% and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of March 31, 2016.

Sun Life Investment Management continued its momentum with assets under management of $57 billion.

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	All earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.
(3)	Assurant, Inc.’s U.S. Employee Benefits business.
(4)	For additional information, see the section under the heading Capital Management in this document.

Sun Life Financial Inc.	First Quarter 2016	1

Leader in U.S. group benefits and International high net worth solutions

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. The acquired business adds new capabilities and scale including a leading dental business and provider network and a successful group life and disability business. As part of the transaction, we also acquired Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies.

In February, International launched a new life insurance product to accelerate growth in our life insurance business.

Growing Asia through distribution excellence in higher growth markets

In SLF Asia, we are increasing our investments in Vietnam, India, and Indonesia, bolstering scale and presence in markets characterized by strong growth opportunities.

SLF Asia sales slowed during the quarter across the region largely reflecting market volatility.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2016, the Sun Life Financial group of companies had total assets under management of $861 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

2	Sun Life Financial Inc.	First Quarter 2016

Management’s Discussion and Analysis

For the period ended March 31, 2016

Dated May 10, 2016

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”) and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS’s share-based payment awards; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q1 2016 vs. Q1 2015 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”), assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	3

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Net income (loss)
Reported net income (loss)	540	536	482	726	441
Operating net income (loss)(1)	531	598	478	731	446
Underlying net income (loss)(1)	582	646	528	615	516
Diluted EPS ($)
Reported EPS (diluted)	0.88	0.87	0.79	1.18	0.72
Operating EPS (diluted)(1)	0.87	0.98	0.78	1.19	0.73
Underlying EPS (diluted)(1)	0.95	1.05	0.86	1.00	0.84
Reported basic EPS ($)	0.88	0.88	0.79	1.19	0.72
Avg. common shares outstanding (millions)	612	612	611	612	613
Closing common shares outstanding (millions)	612.6	612.3	611.2	610.6	611.2
Dividends per common share ($)	0.39	0.39	0.38	0.38	0.36
MCCSR ratio for Sun Life Assurance(2)	216%	240%	229%	223%	216%
Return on equity (%)
Operating ROE(1)	11.3%	12.7%	10.5%	16.5%	10.4%
Underlying ROE(1)	12.4%	13.8%	11.6%	13.9%	12.1%
Premiums and deposits
Net premium revenue	3,178	3,551	2,114	2,523	2,207
Segregated fund deposits	2,731	2,523	2,626	4,487	2,411
Mutual fund sales(1)	19,262	17,598	16,902	19,927	22,124
Managed fund sales(1)	11,252	8,327	7,507	7,002	8,243
ASO premium and deposit equivalents(1)	1,790	1,770	1,758	1,781	1,769
Total premiums and deposits(1)	38,213	33,769	30,907	35,720	36,754
Assets under management
General fund assets	156,849	155,413	151,654	145,472	148,725
Segregated funds	89,795	91,440	88,248	90,500	89,667
Mutual funds, managed funds and other AUM(1)	613,874	644,479	606,256	572,110	574,166
Total AUM(1)	860,518	891,332	846,158	808,082	812,558
Capital
Subordinated debt and innovative capital instruments(3)	3,538	3,189	3,389	2,879	2,881
Participating policyholders’ equity and non-controlling interest	186	168	164	139	142
Total shareholders’ equity	20,737	21,250	20,609	19,997	19,761
Total capital	24,461	24,607	24,162	23,015	22,784

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2015 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

Q1 2016 vs. Q1 2015

Our reported net income was $540 million in the first quarter of 2016, compared to $441 million in the first quarter of 2015. Operating net income was $531 million for the quarter ended March 31, 2016, compared to $446 million for the same period last year. Underlying net income was $582 million, compared to $516 million in the first quarter of 2015.

Operating ROE and underlying ROE in the first quarter of 2016 were 11.3% and 12.4%, respectively. Operating and underlying ROE in the first quarter of 2015 were 10.4% and 12.1%, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	5

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the first quarters of 2016 and 2015.

	Quarterly results
($ millions, after-tax)	Q1’16	Q1’15
Reported net income	540	441
Certain hedges in SLF Canada that do not qualify for hedge accounting	(13)	15
Fair value adjustments on MFS’s share-based payment awards	7	(20)
Acquisition, integration and restructuring(1)	15	–
Operating net income(2)	531	446
Equity market impact
Impact from equity market changes	(2)	23
Basis risk impact	(16)	(14)
Equity market impact(3)	(18)	9
Interest rate impact
Impact from interest rate changes	(51)	(54)
Impact of credit spread movements	9	(10)
Impact of swap spread movements	23	23
Interest rate impact(4)	(19)	(41)
Increases (decreases) from changes in the fair value of real estate	(3)	10
Market related impacts	(40)	(22)
Assumption changes and management actions	(11)	(48)
Underlying net income(2)	582	516
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	42	25
Mortality	3	11
Morbidity	21	2
Credit	5	5
Lapse and other policyholder behaviour	(1)	(16)
Expenses	(6)	(14)
Other	(15)	4

(1)

In the first quarter of 2016, Acquisition, integration and restructuring amounts related to our acquisition and integration costs of Assurant, Inc.’s U.S. Employee Benefits business, the Bentall Kennedy group of companies and Ryan Labs Asset Management Inc. These costs were more than offset by a one-time, non-cash gain of $31 million as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life Insurance Company Limited.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the first quarters of 2016 and 2015 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the first quarters of 2016 and 2015 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring amounts which included an accounting gain of $31 million upon acquiring control over our operations in Vietnam. The net impact of these items increased reported net income by $9 million in the first quarter of 2016 compared to a reduction of $5 million in the first quarter of 2015.

Our underlying net income for the first quarters of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $51 million in the first quarter of 2016, compared to a decrease of $70 million in the first quarter of 2015.

Net income in the first quarter of 2016 also reflected the positive impact of strong investing activities in the quarter and strong morbidity results, mainly in SLF U.S.’s Group Benefits business.

6	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income in the first quarter of 2015 also reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by lapse and other policyholder behaviour and expense experience.

Acquisitions

SLF U.S.

On March 1, 2016, we acquired Assurant, Inc.’s U.S. Employee Benefits business (“Assurant EB”). The acquired business adds new capabilities and scale to our leading group benefits business in the U.S. The acquired business includes a dental business and provider network, a group life and disability business, products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting, and administration. Also acquired in the transaction is Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies.

SLF Asia

On January 7, 2016, we increased our ownership interest in our insurance joint venture company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of the charter capital for cash consideration of $49 million. We recognized a one-time, non-cash gain of $31 million in our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life. This one-time, non-cash gain was excluded from operating net income and underlying net income.

On March 23, 2016, we entered into an agreement with CIMB Group to increase our ownership interest in our insurance joint venture company in Indonesia, PT CIMB Sun Life (“CSL”), from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen distribution capabilities. The transaction is expected to close by the end of the third quarter of 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On April 11, 2016, we increased our ownership in our insurance joint venture company in India, Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited.

Additional information concerning our acquisitions is provided in Note 3 and Note 15 of our Interim Consolidated Financial Statements.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters.

Exchange Rate	Quarterly
	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Average
U.S. Dollar	1.373	1.335	1.307	1.229	1.240
U.K. Pounds	1.968	2.025	2.025	1.882	1.878
Period end
U.S. Dollar	1.300	1.384	1.331	1.249	1.269
U.K. Pounds	1.867	2.040	2.014	1.962	1.880

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the first quarter of 2016, our reported net income, operating net income and underlying net income increased by $35 million, $34 million and $35 million, respectively as a result of the favourable impact of the weakening Canadian dollar in the first quarter of 2016 relative to the average exchange rates in the first quarter of 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	7

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units –Individual Insurance & Wealth, Group Benefits (“GB”) and Group Retirement Services (“GRS”) – which offer a full range of protection, wealth accumulation and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income (loss)	169	210	127	337	150
Certain hedges that do not qualify for hedge accounting(2)	(13)	10	(10)	6	15
Operating net income (loss)(1)	182	200	137	331	135
Market related impacts	(24)	(56)	(51)	70	(69)
Assumption changes and management actions	(12)	(13)	14	11	3
Underlying net income (loss)(1)	218	269	174	250	201
Operating ROE (%)(1)	9.5	10.5	7.0	17.0	7.1
Underlying ROE (%)(1)	11.4	14.1	9.0	12.8	10.6
Operating net income (loss) by business unit(1)(2)
Individual Insurance & Wealth(1)(2)	93	78	42	178	38
Group Benefits(1)(2)	69	86	71	107	54
Group Retirement Services(1)(2)	20	36	24	46	43
Total operating net income (loss)(1)(2)	182	200	137	331	135

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

In the first quarter of 2016, Certain hedges that do not qualify for hedge accounting consisted of $(8) million in Individual Insurance & Wealth, $(3) million in Group Benefits, and $(2) million in Group Retirement Services.

Q1 2016 vs. Q1 2015

SLF Canada’s reported net income was $169 million in the first quarter of 2016, compared to $150 million in the first quarter of 2015. Operating net income was $182 million, compared to $135 million in the first quarter of 2015. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income in the first quarter of 2016 was $218 million, compared to $201 million in the first quarter of 2015. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first quarter of 2016 was primarily driven by interest rate changes and equity markets, partially offset by swap spreads, compared to the unfavourable effect in the first quarter of 2015 primarily driven by interest rate changes partially offset by equity markets.

Net income in the first quarter of 2016 also reflected gains from investment activities on insurance contract liabilities and net realized gains on available-for-sale (“AFS”) assets, partially offset by expense experience, including investment in growing our individual wealth business.

Net income in the first quarter of 2015 also reflected gains from investment activities on insurance contract liabilities, partially offset by unfavourable morbidity experience within GB including high-cost drug claims, and unfavourable lapse and other policyholder experience.

In the first quarter of 2016, individual life and health insurance product sales increased 6% compared to the same period last year, and included strong term, health and participating whole life insurance sales offset partially by slightly lower universal life sales. Sales of individual wealth products increased 3% over the first quarter of 2015 driven by strong sales from Sun Life Guaranteed Investment Funds, our segregated fund products launched in 2015, and our mutual funds from Sun Life Global Investments (Canada) Inc.

GB sales declined 10% compared to the first quarter of last year reflecting lower activity in the large case market. GRS sales, excluding last year’s $5 billion longevity insurance agreement, were up 13% compared to the first quarter of prior year due to strong defined contribution sales. Pension rollover sales were $531 million, an increase of 20% from the first quarter of 2015.

8	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results
(US$ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income (loss)	69	75	49	108	19
Acquisition, integration and restructuring(2)	(11)	(46)	–	–	–
Operating net income (loss)(1)	80	121	49	108	19
Market related impacts	1	11	(16)	23	8
Assumption changes and management actions	(2)	(8)	(8)	–	(54)
Underlying net income (loss)(1)	81	118	73	85	65
Operating ROE (%)(1)	10.0	17.9	7.5	16.2	2.8
Underlying ROE (%)(1)	10.2	17.4	11.2	12.7	9.7
Operating net income (loss) by business unit(1)(2)
Group Benefits(1)(2)	39	23	16	22	38
International(1)	23	46	67	(1)	2
In-force Management(1)	18	52	(34)	87	(21)
Total operating net income (loss)(1)(2)	80	121	49	108	19

(C$ millions)
Reported net income (loss)	95	100	64	134	35
Operating net income (loss)(1)	110	163	64	134	35
Underlying net income (loss)(1)	111	158	97	105	81

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

In 2016, Acquisition, integration and restructuring amounts consisted of the acquisition costs of Assurant EB in Group Benefits. In 2015, Acquisition, integration and restructuring amounts consisted of the cost of US$46 million in International related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.

Q1 2016 vs. Q1 2015

SLF U.S.’s reported net income was C$95 million and operating net income was C$110 million in the first quarter of 2016, compared to reported net income and operating net income of C$35 million in the first quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which are set out in the table above. Underlying net income was C$111 million, compared to C$81 million in the first quarter of 2015. The favourable impact of the weakening Canadian dollar in the first quarter of 2016 relative to average exchange rates in the first quarter of 2015 increased reported net income, operating net income and underlying net income by C$9 million, C$11 million and C$11 million, respectively.

In U.S. dollars, SLF U.S.’s reported net income was US$69 million and operating net income was US$80 million in the first quarter of 2016, compared to reported net income and operating net income of US$19 million in the first quarter of 2015. Underlying net income was US$81 million in the first quarter of 2016, compared to US$65 million in the first quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. Market related impacts in the first quarter of 2016 were primarily driven by credit spreads, mostly offset by interest rates, compared to the favourable effect in the first quarter of 2015, which was primarily driven by interest rates.

Net income in the first quarter of 2016 also reflected favourable morbidity experience in Group Benefits and favourable mortality experience in In-force Management and International, partially offset by unfavourable mortality experience in Group Benefits. Net income also reflected the acquisition of Assurant EB from the date of closing on March 1, 2016.

Net income in the first quarter of 2015 also reflected favourable morbidity and mortality experience in Group Benefits and net realized gains on the sale of AFS assets, partially offset by adverse mortality and policyholder behaviour experience in In-force Management.

Group Benefits sales in the first quarter of 2016 increased by 44% compared to the first quarter of 2015 primarily driven by the acquisition of Assurant EB and increases in our stop-loss and disability lines of business.

International life sales of US$12 million were consistent with the same quarter of the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	9

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS Investment Management (“MFS”) and Sun Life Investment Management (“SLIM”).

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies (“Bentall Kennedy”), Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”) and Sun Life Institutional Investments (Canada) Inc. (previously called Sun Life Investment Management Inc.) that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results
SLF Asset Management (C$ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income	177	177	204	162	148
Fair value adjustments on MFS’s share-based payment awards	7	(6)	28	(11)	(20)
Operating net income and underlying net income(1)	170	183	176	173	168
Assets under management (C$ billions)(2)	601.0	629.6	593.0	558.3	559.9
Gross sales (C$ billions)(2)	29.0	24.2	22.7	25.3	28.2
Net sales (C$ billions)(2)	(0.5)	(5.8)	(11.2)	(1.8)	(0.2)

MFS (C$ millions)
Reported net income	171	168	201	162	148
Fair value adjustments on MFS’s share-based payment awards	7	(6)	28	(11)	(20)
Operating net income(1)	164	174	173	173	168
Assets under management (C$ billions)(2)	544.0	571.9	537.4	550.2	559.9
Gross sales (C$ billions)(2)	26.8	22.0	21.5	24.7	28.2
Net sales (C$ billions)(2)	(1.5)	(6.2)	(11.8)	(2.2)	(0.2)
(US$ millions)
Reported net income	124	126	154	132	119
Fair value adjustments on MFS’s share-based payment awards	5	(5)	21	(9)	(16)
Operating net income(1)	119	131	133	141	135
Pre-tax operating profit margin ratio(2)	37%	38%	40%	40%	40%
Average net assets (US$ billions)(2)	398.9	420.2	429.5	450.3	436.4
Assets under management (US$ billions)(2)(3)	418.3	413.2	403.7	440.5	441.4
Gross sales (US$ billions)(2)	19.5	16.5	16.5	20.1	22.8
Net sales (US$ billions)(2)	(1.1)	(4.7)	(9.0)	(1.8)	(0.2)
Asset appreciation (depreciation) (US$ billions)	6.2	14.2	(27.8)	0.9	10.6
S&P 500 Index (daily average)	1,952	2,057	2,027	2,102	2,064
MSCI EAFE Index (daily average)	1,594	1,732	1,785	1,906	1,817

SLIM (C$ millions)
Reported net income	6	9	3
Operating net income(1)	6	9	3
Assets under management (C$ billions)(2)	57.0	57.8	55.6	8.1
Gross sales (C$ billions)(2)	2.2	2.2	1.2	0.6
Net sales (C$ billions)(2)	1.0	0.5	0.6	0.4

(1)

Represents a non-IFRS financial measure that excludes MFS’s fair value adjustments on share-based payment awards. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2015.

10	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2016 vs. Q1 2015

SLF Asset Management’s reported net income was C$177 million in the first quarter of 2016, compared to C$148 million in the first quarter of 2015. SLF Asset Management had operating net income and underlying net income of C$170 million in the first quarter of 2016, compared to C$168 million in the first quarter of 2015. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the first quarter of 2016 relative to average exchange rates in the first quarter of 2015 increased reported net income, operating net income and underlying net income by C$17 million, C$16 million and C$16 million, respectively.

SLF Asset Management’s net income increased in the first quarter of 2016 compared to the same period in 2015 due to the favourable impact of the weakening Canadian dollar and the 2015 acquisitions in SLIM of Ryan Labs, Prime Advisors and Bentall Kennedy.

In U.S. dollars, MFS’s reported net income was US$124 million in the first quarter of 2016, compared to US$119 million in the first quarter of 2015. MFS’s operating net income was US$119 million in the first quarter of 2016, compared to US$135 million in the first quarter of 2015. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the first quarter of 2016 compared to the same period in 2015, primarily due to lower average net assets. MFS’s pre-tax operating profit margin ratio was 37% in the first quarter of 2016, down from 40% in the first quarter of 2015 primarily due to lower average net assets.

SLIM’s reported net income and operating net income were C$6 million in the first quarter of 2016. SLIM’s net income in the first quarter of 2016 reflected the 2015 acquisitions in SLIM.

SLF Asset Management’s AUM was C$601.0 billion as at March 31, 2016, compared to C$629.6 billion as at December 31, 2015. The decrease was primarily due to a decrease of $37.4 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015, partially offset by asset appreciation. MFS’s AUM was US$418.3 billion (C$544.0 billion) as at March 31, 2016, compared to US$413.2 billion (C$571.9 billion) as at December 31, 2015. The increase of US$5.1 billion was primarily driven by gross sales of US$19.5 billion and asset appreciation of US$6.2 billion, partially offset by redemptions of US$20.6 billion. 78%, 93% and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively as of March 31, 2016. SLIM’s AUM was C$57.0 billion as at March 31, 2016, compared to $57.8 billion as at December 31, 2015. This change was due to a decrease of $2.5 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015, largely offset by net sales and asset appreciation.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia, and Vietnam(1), as well as through joint ventures with local partners in the Philippines, Malaysia, China, Indonesia(2), and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels.

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income (loss)	91	73	77	93	68
Acquisition, integration and restructuring(3)	31	–	–	–	–
Operating net income (loss)(4)	60	73	77	93	68
Market related impacts	(11)	7	(17)	19	10
Assumption changes and management actions	3	14	27	3	(4)
Underlying net income (loss)(4)	68	52	67	71	62
Operating ROE (%)(4)	6.7	8.0	9.1	11.0	8.6
Underlying ROE (%)(4)	7.6	5.6	7.8	8.4	7.7

(1)	On January 7, 2016, we increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75%.
(2)

On March 23, 2016, we entered into an agreement with CIMB Group to increase our ownership interest in CSL in Indonesia, from 49% to 100%. The transaction is expected to close by the end of the third quarter of 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

(3)

Acquisition, integration and restructuring amounts consisted of an adjustment for a one-time, non-cash gain of $31 million to our reported net income as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of PVI Sun Life in Vietnam.

(4)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	11

Q1 2016 vs. Q1 2015

SLF Asia’s reported net income was $91 million and operating net income was $60 million in the first quarter of 2016, compared to reported net income and operating net income of $68 million in the first quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which are set out in the table above. The favourable impact of the weakening Canadian dollar in the first quarter of 2016 relative to average exchange rates in the first quarter of 2015 increased reported net income, operating net income and underlying net income by $6 million, $4 million and $5 million, respectively.

Underlying net income was $68 million, compared to $62 million in the first quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first quarter of 2016 was primarily driven by interest rates partially offset by equity markets, compared to the favourable effect in the first quarter of 2015 primarily driven by equity markets partially offset by interest rates.

Net income in the first quarter of 2016 also reflected business growth compared to the first quarter of 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual insurance sales of $127 million increased 8% compared to the first quarter of 2015. Excluding currency impact, individual insurance sales increased by 2%. Sales increased in India, Hong Kong, Indonesia and Malaysia by 6%, 5%, 2% and 25%, respectively, in local currency. These increases were partially offset by decreases in the Philippines and China reflecting market volatility.

Wealth sales were lower than the first quarter of 2015, with lower mutual fund sales in India and the Philippines and lower Mandatory Provident Fund sales in Hong Kong due primarily to market volatility.

Corporate

Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income (loss)	8	(24)	10	–	40
Acquisition, integration and restructuring(2)	(1)	(3)	(14)	–	–
Operating net income (loss)(1)	9	(21)	24	–	40
Market related impacts	(7)	(2)	9	(21)	28
Assumption changes and management actions	1	(3)	1	5	8
Underlying net income (loss)(1)	15	(16)	14	16	4
Operating net income (loss) by business unit(1)(2)
SLF U.K.(1)	40	22	70	37	71
Corporate Support(1)(2)	(31)	(43)	(46)	(37)	(31)
Total operating net income (loss)(1)(2)	9	(21)	24	–	40

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	In 2016 and 2015, Acquisition, integration and restructuring amounts consisted primarily of acquisition costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support.

Q1 2016 vs. Q1 2015

Corporate had reported net income of $8 million in the first quarter of 2016, compared to reported net income of $40 million in the first quarter of 2015. Operating net income was $9 million for the first quarter of 2016, compared to operating net income of $40 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring amounts, which are set out in the table above. The weakening of the Canadian dollar in the first quarter of 2016 relative to average exchange rates in the first quarter of 2015 increased reported net income, operating net income and underlying net income by $3 million.

Underlying net income was $15 million, compared to underlying net income of $4 million in the first quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first quarter of 2016 was primarily driven by equity markets and interest rates, compared to the favourable effect in the first quarter of 2015 primarily driven by swap spreads and interest rate changes partially offset by equity markets.

12	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.K.’s reported net income and operating net income were $40 million in the first quarter of 2016, compared to reported net income and operating net income of $71 million in the first quarter of 2015. SLF U.K.’s net income in the first quarter of 2016 reflected the favourable impact of investment activity and policyholder behaviour, partially offset by equity markets and interest rates. Net income in the first quarter of 2015 reflected positive market related impacts from swap spreads and interest rate changes partially offset by equity markets.

Corporate Support had a reported net loss of $32 million and an operating net loss of $31 million in the first quarter of 2016, compared to a reported net loss and an operating net loss of $31 million in the first quarter of 2015. Corporate Support continued to experience favourable results in the Run-off reinsurance business.

Additional Financial Disclosure

Revenue

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Premiums
Gross	4,259	5,163	3,835	4,103	3,723
Ceded	(1,081)	(1,612)	(1,721)	(1,580)	(1,516)
Net premium	3,178	3,551	2,114	2,523	2,207
Net investment income
Interest and other investment income	1,425	1,327	1,362	1,320	1,279
Fair value and foreign currency changes on assets and liabilities	2,730	(788)	(168)	(3,500)	2,495
Net gains (losses) on available-for-sale assets	75	39	47	46	96
Fee income	1,374	1,438	1,338	1,293	1,255
Total revenue	8,782	5,567	4,693	1,682	7,332
Adjusted revenue(1)	6,427	7,294	5,895	6,355	6,022

(1)

Adjusted revenue is a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the first quarter of 2016 was $8.8 billion, compared to $7.3 billion in the first quarter of 2015. The increase is mainly attributable to the partial unwinding of a reinsurance agreement in SLF Canada, favourable currency impact from the weakening Canadian dollar, and higher net premium revenue in SLF Asia, SLF U.S. and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2015 increased revenue by $464 million. Adjusted revenue was $6.4 billion in the first quarter of 2016, $0.4 billion higher compared to the first quarter of 2015. The increase was primarily driven by higher net premium revenue in SLF Asia, SLF U.S. and SLF Canada. Revenue and adjusted revenue in the first quarters of 2016 and 2015 included net gains on available-for-sale assets, which were partially offset within Net investment income by the impact of associated hedges.

Premiums and Deposits

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Net premium revenue	3,178	3,551	2,114	2,523	2,207
Segregated fund deposits	2,731	2,523	2,626	4,487	2,411
Mutual fund sales(1)	19,262	17,598	16,902	19,927	22,124
Managed fund sales(1)	11,252	8,327	7,507	7,002	8,243
ASO premium and deposit equivalents(1)	1,790	1,770	1,758	1,781	1,769
Total premiums and deposits(1)	38,213	33,769	30,907	35,720	36,754
Total adjusted premiums and deposits(1)(2)	35,885	33,065	30,830	37,122	37,939

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Adjusted premium and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $38.2 billion in the first quarter of 2016, compared to $36.8 billion in the first quarter of 2015, primarily due to the favourable currency impact from the weakening Canadian dollar, the acquisitions in SLIM after the first quarter in 2015, the partial unwinding of a reinsurance agreement in SLF Canada, increased segregated fund deposits in SLF Canada, and higher

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	13

net premium revenue in SLF Asia, SLF U.S. and SLF Canada, partially offset by lower fund sales in MFS and SLF Asia. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2015 increased total premiums and deposits by approximately $3.0 billion. Adjusted premiums and deposits of $35.9 billion in the first quarter of 2016 decreased $2.0 billion from the first quarter of 2015. The decrease was mainly the result of lower fund sales in MFS and SLF Asia, partially offset by the acquisitions in SLIM after the first quarter in 2015, higher net premium revenue in SLF Asia, SLF U.S. and SLF Canada, and increased segregated fund deposits in SLF Canada.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $3.2 billion in the first quarter of 2016, compared to $2.2 billion in the first quarter of 2015. The increase was mainly attributable to the impact of partially unwinding a reinsurance agreement in GB in SLF Canada, favourable currency impact from the weakening Canadian dollar, higher premiums in SLF Asia, and the Assurant EB acquisition in SLF U.S.

Segregated fund deposits were $2.7 billion in the first quarter of 2016, compared to $2.4 billion in the first quarter of 2015. The increase largely reflected higher segregated fund deposits in GRS and Individual Wealth in SLF Canada.

Sales of mutual funds was $19.3 billion in the first quarter of 2016, down $2.8 billion compared to the first quarter of 2015. The decrease was primarily driven by lower sales in MFS and India in SLF Asia, partially offset by the favourable currency impact from the weakening Canadian dollar and higher sales in SLF Canada. Sales of managed funds was $11.3 billion in the first quarter of 2016, compared to $8.2 billion in the first quarter of 2015. The increase was largely due to the acquisitions in SLIM after the first quarter in 2015 and favourable currency impact from the weakening Canadian dollar.

ASO premium and deposit equivalents were $1.8 billion in the first quarter of 2016, up slightly from the first quarter of 2015.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, and from joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

	Quarterly results
($ millions)	Q1’16	Q1’15
Life and health sales(1)
SLF Canada	221	234
SLF U.S.	129	85
SLF Asia	138	129
Total life and health sales	488	448
Wealth sales(1)(3)
SLF Canada	3,017	2,796
SLF Asia	1,578	2,188
Total wealth sales excluding SLF Asset Management	4,595	4,984
SLF Asset Management sales(1)	28,995	28,236
Total wealth sales	33,590	33,220
Large case longevity insurance sale(1)(2) – SLF Canada	–	5,260

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.
(3)

Restated to exclude sales of investment products of $6 million in the first quarter of 2016 and $164 million in the first quarter of 2015 in SLF U.S.’s International wealth business which was closed to new sales in December 2015.

Total Company life and health sales were $488 million in the first quarter of 2016, compared to $448 million in the same period last year.

•

SLF Canada life and health sales were $221 million in the first quarter of 2016, compared to $234 million in the first quarter of 2015 largely due to lower sales in GB, partially offset by higher sales in the Individual insurance business

•

SLF U.S. life and health sales were $129 million in the first quarter of 2016, compared to $85 million in the first quarter of 2015, primarily due to the acquisition of Assurant EB and higher sales in Group Benefits and favourable currency impact from the weakening of the Canadian dollar

•

SLF Asia life and health sales were $138 million in the first quarter of 2016, compared to $129 million in the first quarter of 2015, mainly attributable to the favourable currency impact from the weakening of the Canadian dollar

14	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company wealth sales were $33.6 billion in the first quarter of 2016, compared to $33.2 billion in the first quarter of 2015.

•	SLF Canada wealth sales were $3.0 billion in the first quarter of 2016, compared to $2.8 billion in the first quarter of 2015, mainly reflecting higher sales in GRS and the Individual wealth business
•

SLF Asia wealth sales were $1.6 billion in the first quarter of 2016, compared to $2.2 billion in the first quarter of 2015, primarily due to lower fund sales in India and Hong Kong, partially offset by higher sales in China and favourable currency impact from the weakening of the Canadian dollar

•

SLF Asset Management gross sales were $29.0 billion in the first quarter of 2016, compared to $28.2 billion in the first quarter of 2015, largely attributable to favourable currency impact of $2.8 billion from the weakening of the Canadian dollar and the acquisitions in SLIM after the first quarter in 2015, partially offset by lower fund sales from MFS

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $860.5 billion as at March 31, 2016, compared to AUM of $891.3 billion as at December 31, 2015. The decrease in AUM of $30.8 billion between December 31, 2015 and March 31, 2016 resulted primarily from:

(i)	a decrease of $44.2 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015; and
(ii)	net outflow of mutual, managed, and segregated funds of $0.5 billion; partially offset by
(iii)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $7.8 billion;
(iv)	an increase of $2.7 billion from the change in value of Fair value through profit or loss (“FVTPL”) assets and liabilities;
(v)	impact of the Assurant EB acquisition of $2.4 billion; and
(vi)	business growth of $1.0 billion.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $156.8 billion as at March 31, 2016, compared to $155.4 billion as at December 31, 2015. The increase in general fund assets from December 31, 2015 was primarily a result of an increase of $2.7 billion from the change in value of FVTPL assets and liabilities and $2.4 billion from the Assurant EB acquisition and business growth of $1.1 billion, partially offset by $4.8 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Insurance contract liabilities (excluding other policy liabilities and assets) of $106.2 billion as at March 31, 2016 increased by $2.5 billion compared to December 31, 2015, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), the Assurant EB acquisition, and balances arising from new policies, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015.

Shareholders’ equity, including preferred share capital, was $20.7 billion as at March 31, 2016, compared to $21.3 billion as at December 31, 2015. The decrease in shareholders’ equity was primarily due to:

(i)	a decrease of $776 million from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(ii)	common share dividend payments of $239 million;
(iii)	the $47 million transaction with non-controlling interest;
(iv)	a decrease of $30 million from other comprehensive income (“OCI”) of joint ventures and associates; and
(v)	changes in liabilities for defined benefit plans of $26 million; partially offset by
(vi)	shareholders’ net income of $564 million in 2016, before preferred share dividends of $24 million;
(vii)	net unrealized gains on AFS assets in OCI of $70 million; and
(viii)	$7 million from stock options exercised and $2 million from stock-based compensation.

As at April 29, 2016, Sun Life Financial Inc. had 612,662,842 common shares, 4,394,420 options to acquire SLF Inc. common shares, and 92,200,000 preferred shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	15

Cash Flows

	Quarterly results
($ millions)	Q1’16	Q1’15
Net cash and cash equivalents, beginning of period	6,512	3,364
Cash flows provided by (used in):
Operating activities	321	890
Investing activities	(1,274)	(36)
Financing activities	(63)	(346)
Changes due to fluctuations in exchange rates	(287)	209
Increase (decrease) in cash and cash equivalents	(1,303)	717
Net cash and cash equivalents, end of period	5,209	4,081
Short-term securities, end of period	2,185	2,486
Net cash, cash equivalents and short-term securities, end of period	7,394	6,567

Net cash, cash equivalents and short-term securities were $7.4 billion at the end of the first quarter of 2016, compared to $6.6 billion at the end of the first quarter of 2015.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The higher cash flows used in investing activities in the first quarter of 2016 compared to the first quarter of 2015 were primarily due to the Assurant EB acquisition which closed in the first quarter of 2016. The higher cash flows provided by financing activities in the first quarter of 2016 compared to the first quarter of 2015 were largely due to the issuance of subordinated debentures in the first quarter of 2016 and the share repurchase in the first quarter of 2015.

Income Taxes

In the first quarter of 2016, our effective tax rates on reported net income and operating net income(1) were 13.9% and 14.6%, respectively. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

Our effective tax rate in the first quarter of 2016 was below the expected range of 18% to 22% mainly as a result of higher tax exempt investment income reported during the period and adjustments related to prior years’ filings in Canada.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

(1)	Our effective income tax rate on an operating net income basis is calculated using operating net income and income tax expense associated with operating net income.

16	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Quarterly results
($ millions, unless otherwise noted)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14
Total revenue	8,782	5,567	4,693	1,682	7,332	7,375	5,614	6,315

Common shareholders’ net income (loss)
Reported	540	536	482	726	441	502	435	425
Operating(1)	531	598	478	731	446	511	467	488
Underlying(1)	582	646	528	615	516	360	517	499
Diluted EPS ($)
Reported	0.88	0.87	0.79	1.18	0.72	0.81	0.71	0.69
Operating(1)	0.87	0.98	0.78	1.19	0.73	0.83	0.76	0.80
Underlying(1)	0.95	1.05	0.86	1.00	0.84	0.59	0.84	0.81
Basic Reported EPS ($)
Reported	0.88	0.88	0.79	1.19	0.72	0.82	0.71	0.70
Reported net income (loss) by segment
SLF Canada	169	210	127	337	150	117	241	189
SLF U.S.	95	100	64	134	35	168	(4)	100
SLF Asset Management	177	177	204	162	148	157	137	101
SLF Asia	91	73	77	93	68	62	51	37
Corporate	8	(24)	10	–	40	(2)	10	(2)
Total reported net income (loss)	540	536	482	726	441	502	435	425
Operating net income (loss) by segment(1)
SLF Canada(1)	182	200	137	331	135	123	239	197
SLF U.S.(1)	110	163	64	134	35	168	(4)	100
SLF Asset Management(1)	170	183	176	173	168	156	168	145
SLF Asia(1)	60	73	77	93	68	62	51	37
Corporate(1)	9	(21)	24	–	40	2	13	9
Total operating net income (loss)(1)	531	598	478	731	446	511	467	488

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Fourth Quarter 2015

Reported net income was $536 million and operating net income was $598 million in the fourth quarter of 2015, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by negative interest rate impact and unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015

Reported net income was $482 million and operating net income was $478 million in the third quarter of 2015, reflecting favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015

Reported net income was $726 million and operating net income was $731 million in the second quarter of 2015, reflecting positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Reported net income was $441 million and operating net income was $446 million in the first quarter of 2015, reflecting gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Reported net income was $502 million and operating net income was $511 million in the fourth quarter of 2014, reflecting favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	17

Third Quarter 2014

Reported net income was $435 million and operating net income was $467 million in the third quarter of 2014, reflecting favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Reported net income was $425 million and operating net income was $488 million in the second quarter of 2014, reflecting favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

Investments

We had total general fund invested assets of $138.5 billion as at March 31, 2016, compared to $138.0 billion as at December 31, 2015. The increase in general fund invested assets of $0.5 billion was primarily due to the acquisition of Assurant EB and changes in fair value and operating activity, offset by the currency impact of the strengthening Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.9% and 4.6% of the portfolio, respectively, and the remaining 6.3% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our invested assets.(1)

	March 31, 2016		December 31, 2015
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,583	5.5%	8,983	6.5%
Debt securities – FVTPL	58,855	42.5%	56,785	41.2%
Debt securities – AFS	12,516	9.0%	13,111	9.5%
Equity securities – FVTPL	4,511	3.3%	4,426	3.2%
Equity securities – AFS	812	0.6%	887	0.6%
Mortgages and loans	39,005	28.2%	39,103	28.3%
Derivative assets	2,680	1.9%	1,866	1.4%
Other invested assets	2,993	2.2%	3,111	2.3%
Policy loans	3,097	2.2%	3,151	2.3%
Investment properties	6,446	4.6%	6,540	4.7%
Total invested assets	138,498	100%	137,963	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy and Mining

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at March 31, 2016, our direct exposure to energy and mining through our debt securities and corporate loan holdings was $6.2 billion or approximately 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was $3.2 billion or approximately 2% of total invested assets.

Debt Securities and Corporate Loans

As at March 31, 2016, our holdings in debt securities and corporate loans in the energy sector were $5.4 billion, where we maintained an investment-grade rating of 93% ($5.6 billion, of which 93% was rated investment grade as at December 31, 2015)(1). Approximately 45% of our energy sector portfolio was invested in pipeline, storage and transportation entities, approximately 13% was invested in integrated oil and gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling and servicing, which included approximately 7% in drilling and oil field services.

(1)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories—Credit Risk Management Governance and Control.

18	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 31, 2016, our metals and mining sub-sector(2) holdings consisted of debt securities and were $0.8 billion, of which 89% was investment grade ($0.8 billion, of which 97% was investment grade as at December 31, 2015) and which are diversified across several different commodity types.

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings in the oil and gas sector are located in Alberta, where our uninsured holdings represented approximately 7% of our global mortgage portfolio and approximately 21% of our global real estate portfolio as at March 31, 2016. Market fundamentals within the province have deteriorated as a result of the sustained weakness in energy prices which resulted in rising vacancy levels and lower rental rates. These trends, should they continue, may lead to reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. We continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at March 31, 2016, we held $71.4 billion of debt securities, representing 51.5% of our total invested assets compared to $69.9 billion representing 50.7% as at December 31, 2015. Debt securities with a credit rating of “A” or higher represented 68.6% of the total debt securities as at March 31, 2016, compared to 67.9% as at December 31, 2015. Debt securities with a credit rating of “BBB” or higher represented 97.0% of total debt securities as at March 31, 2016, compared to 96.9% as at December 31, 2015.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 65.2% of our total debt securities as at March 31, 2016, compared to 66.0% as at December 31, 2015. Total government issued or guaranteed debt securities as at March 31, 2016 were $24.8 billion, compared to $23.8 billion as at December 31, 2015. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at March 31, 2016.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	March 31, 2016		December 31, 2015
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	16,422	1,873	15,411	1,826
United States	1,779	6,057	1,702	6,046
United Kingdom	2,291	1,706	2,561	1,937
Philippines	2,741	41	2,745	42
Eurozone(1)	279	754	237	828
Other	1,261	1,560	1,111	1,577
Total	24,773	11,991	23,767	12,256

(1)

Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.1% was rated investment grade and 81.7% had a credit rating of “A” or higher in the first quarter of 2016 and 99.1% was rated investment grade and 77.4% had a credit rating of “A” or higher in the fourth quarter of 2015.

Our gross unrealized losses as at March 31, 2016 for FVTPL and AFS debt securities were $0.59 billion and $0.13 billion, respectively, compared with $1.1 billion and $0.22 billion, respectively, as at December 31, 2015. The decrease in gross unrealized losses was largely due to the impact of declining interest rates, including credit spreads.

Our debt securities as at March 31, 2016 included $12.0 billion invested in the financial sector, representing approximately 16.8% of our total debt securities, or 8.7% of our total invested assets. This compares to $12.3 billion, representing 17.5% of the debt security portfolio, or 8.9% of our total invested assets as at December 31, 2015.

Our debt securities as at March 31, 2016 included $5.0 billion of asset-backed securities reported at fair value, representing 7.0% of our total debt securities, or 3.6% of our total invested assets. This compares to $4.9 billion representing 7.1% of total debt securities, or 3.6% of our total invested assets as at December 31, 2015.

(2)	The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2015 annual MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	19

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2016, we had $39.0 billion in mortgages and loans, representing 28.2% of our total invested assets, compared to $39.1 billion representing 28.3% as at December 31, 2015. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	March 31, 2016			December 31, 2015
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,217	13,349	21,566	8,067	13,271	21,338
United States	6,819	7,293	14,112	6,725	7,442	14,167
United Kingdom	–	741	741	–	886	886
Other	–	2,586	2,586	–	2,712	2,712
Total	15,036	23,969	39,005	14,792	24,311	39,103

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at March 31, 2016, we held $15.0 billion of mortgages, compared to $14.8 billion as at December 31, 2015. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at March 31, 2016, 25.8% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at March 31, 2016, consistent with December 31, 2015. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the loans in the Canadian commercial mortgage portfolio, 32.7% were insured by the Canada Mortgage and Housing Corporation.

As at March 31, 2016, we held $24.0 billion of corporate loans, compared to $24.3 billion as at December 31, 2015. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	March 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,983	23,969	38,952	–		–	–
Past due:
Past due less than 90 days	4	–	4	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	90	8	98	41	(1)	8	49
Total	15,077	23,977	39,054	41		8	49

	December 31, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	–		–	–
Past due:
Past due less than 90 days	7	32	39	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	137	7	144	42	(1)	7	49
Total	14,834	24,318	39,152	42		7	49

(1)	Includes $20 million of sectoral provisions as at March 31, 2016 and $21 million of sectoral provisions as at December 31, 2015.

Our impaired mortgages and loans, net of allowance for losses, were $49 million as at March 31, 2016, compared to $95 million as at December 31, 2015. The decrease of $46 million was primarily due to the pay off of impaired mortgages during the quarter. The majority of impaired mortgages are in the United States.

20	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2016 was $2,163 million compared to $2,077 million as at December 31, 2015. The increase of $86 million was primarily due to increases in the provision for assets purchased net of dispositions including the impact of the Assurant EB acquisition, partially offset by the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015 and the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	March 31, 2016	December 31, 2015
Net fair value asset (liability)	(116)	(1,512)
Total notional amount	56,258	57,845
Credit equivalent amount	635	607
Risk-weighted credit equivalent amount	7	7

The total notional amount of our derivatives decreased to $56.3 billion as at March 31, 2016, from $57.8 billion as at December 31, 2015. The decrease in the total notional amount was primarily due to a decrease in interest rate contracts due to the conversion of foreign currency notional balances into Canadian dollars.

The net fair value of derivatives was a net liability of $116 million as at March 31, 2016, compared to a net liability of $1,512 million as at December 31, 2015. The increase in net fair value was due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar relative to the fourth quarter of 2015 on foreign exchange contracts and the impact of downward yield curve shifts on our interest rate contracts.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity and non-controlling interest, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at March 31, 2016, our total capital was $24.5 billion, down from $24.6 billion as at December 31, 2015. The decrease in total capital was primarily the result of the impact of foreign currency translation in other comprehensive income (loss) of $782 million, and the payment of $239 million of dividends on common shares, partially offset by common shareholders’ net income of $540 million and the issuance of $350 million of subordinated debt discussed below.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,044 million in cash and other liquid assets as at March 31, 2016 ($990 million as at December 31, 2015). The increase in liquid assets in these holding companies in the first three months of 2016 was primarily attributable to net cash flow to these holding companies during the period. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of Assurant EB and for general corporate purposes.

Sun Life Assurance’s MCCSR ratio was 216% as at March 31, 2016, compared to 240% as at December 31, 2015. The decrease to Sun Life Assurance’s MCCSR ratio over the period primarily resulted from the acquisition of Assurant EB.

As part of the revisions to the 2016 MCCSR Guideline, disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. As at March 31, 2016, the MCCSR ratio for SLF Inc. was 231%. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	21

On April 4, 2016, SLF Inc. announced its intention to redeem the outstanding $950 million principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures in accordance with the redemption terms attached to these debentures. These debentures are redeemable at SLF Inc.’s option on June 1, 2016. The redemption will have no impact to the MCCSR ratios of Sun Life Assurance or SLF Inc. as these senior debentures do not qualify as available capital. In addition, a separate pool of assets has been set aside to support the redemption of these debentures. As such, the redemption will not affect the liquid assets of $1,044 million held by SLF Inc. and its wholly owned holding companies noted above.

On March 29, 2016, the Office of the Superintendent of Financial Institutions released its draft 2018 guideline – Life Insurance Capital Adequacy Test for public consultation. For additional information, see the section under the heading Risk Management – Recent Regulatory Developments.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2016. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting of risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board of Directors, the Board Committees and the senior management committees at least quarterly. Our risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $75 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2016 ($96 million pre-tax in the first quarter of 2015). The net unrealized gains or OCI position on AFS fixed income and equity assets were $149 million and $146 million, respectively, after-tax as at March 31, 2016 ($43 million and $182 million, respectively, after-tax as at December 31, 2015).

22	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2016 and December 31, 2015.

Interest Rate and Equity Market Sensitivities As at March 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	3% points increase	6% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	1% points increase	3% points increase

As at December 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2016 and December 31, 2015. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2016 and December 31, 2015, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2016 and December 31, 2015. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)

Represents the respective change across all equity markets as at March 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2015. The changes in net income sensitivity to interest rates have resulted primarily from assumption changes and management actions which more than offset the impact from changes in interest rates during the quarter. The changes in net income sensitivity to equity markets have resulted primarily from assumption changes and management actions as well as the impact of changes in equity markets during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	23

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholders’ net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
March 31, 2016	$(75)	$75
December 31, 2015	$(100)	$75

(1) Sensitivities have been rounded to the nearest $25 million.

(2) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
March 31, 2016	$25	$(25)
December 31, 2015	$50	$(50)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

24	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2016 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at March 31, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,906	554	11,072	798
SLF U.S.	4,914	471	5,271	273
Run-off reinsurance(4)	2,641	526	1,923	544
Total	19,461	1,551	18,266	1,615

As at December 31, 2015
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2015 to March 31, 2016 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business;
(ii)	the Amount at Risk increased primarily due to the impact of the strengthening of the Canadian dollar on the exposure to funds in foreign currencies;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar and net redemptions from legacy business; and
(iv)	the total insurance contract liabilities increased due to lower interest rates.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2016, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2016 and December 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	25

Impact of Segregated Fund Hedging

March 31, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(250)	(650)
Hedging impact	250	600	200	550
Net of hedging	–	50	(50)	(100)

December 31, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	–	50	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2016 and December 31, 2015. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at March 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2016 would decrease net income by approximately $175 million ($175 million decrease as at December 31, 2015). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2016 would increase net income by approximately $175 million ($175 million increase as at December 31, 2015).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2015 have been included for comparative purposes only.

26	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2016 and December 31, 2015, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2016 and December 31, 2015, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Recent Regulatory Developments

On March 29, 2016, the Office of the Superintendent of Financial Institutions released its draft 2018 guideline – Life Insurance Capital Adequacy Test for public consultation. When implemented, this guideline will establish a new regulatory capital framework for life insurance companies, which will replace the current MCCSR Guideline. We are actively participating in the public consultation process. The ultimate specifications and impact of the new framework is uncertain at this time.

In April 2016 the U.S. Department of Labor issued its final Conflict of Interest rule defining when a communication constitutes investment advice and results in fiduciary status in the United States. The new rule expands the definition of fiduciary investment advice applicable to Employee Retirement Income Security Act of 1974 (“ERISA”) plans and participants and Individual Retirement Account owners. We have investment management operations in the United States, primarily MFS, which conduct business with distribution firms that may be impacted by the rule. We are reviewing the final version of the rule and we are monitoring the impact it will have on the distribution of retirement products in the U.S., and the effects this may have on our businesses.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	27

Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, amendments to IFRS were issued during the quarter. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on January 1, 2016 and ended on March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As permitted by securities legislation, for the period ended March 31, 2016, the Company’s management has limited the scope of its design of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting to exclude controls, policies and procedures of Assurant EB, which the company acquired on March 1, 2016. Assurant EB represents 1.4% of Total assets and 2.1% of Total revenue as at and for the period ended March 31, 2016. The estimated fair value of assets acquired and liabilities assumed at the date of the acquisition are outlined in Note 3 of our Interim Consolidated Financial Statements.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Reported net income	540	536	482	726	441
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(13)	10	(10)	6	15
Fair value adjustments on MFS’s share-based payment awards	7	(6)	28	(11)	(20)
Acquisition, integration and restructuring	15	(66)	(14)	–	–
Operating net income (loss)	531	598	478	731	446

Market related impacts	(40)	(36)	(82)	97	(22)
Assumption changes and management actions	(11)	(12)	32	19	(48)
Underlying net income (loss)	582	646	528	615	516

Reported EPS (diluted) ($)	0.88	0.87	0.79	1.18	0.72
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.02)	0.02	(0.02)	0.01	0.02
Fair value adjustments on MFS’s share-based payment awards ($)	0.01	(0.01)	0.05	(0.02)	(0.03)
Acquisition, integration and restructuring ($)	0.02	(0.11)	(0.02)	–	–
Impact of convertible securities on diluted EPS ($)	–	(0.01)	–	–	–
Operating EPS (diluted) ($)	0.87	0.98	0.78	1.19	0.73

Market related impacts ($)	(0.06)	(0.05)	(0.13)	0.16	(0.03)
Assumption changes and management actions ($)	(0.02)	(0.02)	0.05	0.03	(0.08)
Underlying EPS (diluted) ($)	0.95	1.05	0.86	1.00	0.84

28	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Revenue	8,782	5,567	4,693	1,682	7,332
Constant Currency Adjustment	313	232	145	(24)	–
FV Adjustment	2,730	(788)	(168)	(3,500)	2,495
Reinsurance in SLF Canada’s GB Operations Adjustment	(688)	(1,171)	(1,179)	(1,149)	(1,185)
Adjusted revenue	6,427	7,294	5,895	6,355	6,022

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Premiums and deposits	38,213	33,769	30,907	35,720	36,754
Constant Currency Adjustment	3,016	1,875	1,256	(253)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(688)	(1,171)	(1,179)	(1,149)	(1,185)
Adjusted premiums and deposits	35,885	33,065	30,830	37,122	37,939

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2016	29

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our strategies, (ii) growth initiatives and other business objectives, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.’s 2015 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks –  related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks –  related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

30	Sun Life Financial Inc.	First Quarter 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	March 31, 2016	March 31, 2015
Revenue
Premiums
Gross	$4,259	$3,723
Less: Ceded	1,081	1,516
Net premiums	3,178	2,207
Net investment income (loss):
Interest and other investment income	1,425	1,279
Fair value and foreign currency changes on assets and liabilities (Note 5)	2,730	2,495
Net gains (losses) on available-for-sale assets	75	96
Net investment income (loss)	4,230	3,870
Fee income	1,374	1,255
Total revenue	8,782	7,332

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,705	3,430
Increase (decrease) in insurance contract liabilities (Note 7)	3,438	3,148
Decrease (increase) in reinsurance assets (Note 7)	(17)	(193)
Increase (decrease) in investment contract liabilities (Note 7)	10	12
Reinsurance expenses (recoveries) (Note 8)	(1,027)	(1,453)
Commissions	540	492
Net transfer to (from) segregated funds (Note 11)	(57)	17
Operating expenses	1,369	1,180
Premium taxes	78	70
Interest expense	81	72
Total benefits and expenses	8,120	6,775

Income (loss) before income taxes	662	557
Less: Income tax expense (benefit) (Note 9)	92	95

Total net income (loss)	570	462
Less: Net income (loss) attributable to participating policyholders and non-controlling interest	6	(5)

Shareholders’ net income (loss)	564	467
Less: Preferred shareholders’ dividends	24	26
Common shareholders’ net income (loss)	$540	$441

Average exchange rates during the reporting periods:
U.S. dollars	1.37	1.24
U.K. pounds	1.97	1.88
Earnings (loss) per share (Note 13)
Basic	$0.88	$0.72
Diluted	$0.88	$0.72

Dividends per common share	$0.39	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	31

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Total net income (loss)	$570	$462
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(782)	736
Unrealized gains (losses) on net investment hedges	–	(14)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	116	214
Reclassifications to net income (loss)	(46)	(58)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(16)	(7)
Reclassifications to net income (loss)	2	4
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(22)	65
Reclassifications to net income (loss) upon change in control (Note 3)	(8)	–
Total items that may be reclassified subsequently to income	(756)	940
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(26)	(46)
Total items that will not be reclassified subsequently to income	(26)	(46)
Total other comprehensive income (loss)	(782)	894
Total comprehensive income (loss)	(212)	1,356
Less: Participating policyholders’ and non-controlling interest comprehensive income (loss)	–	1
Shareholders’ comprehensive income (loss)	$(212)	$1,355
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$–	$2
Unrealized gains / losses on available-for-sale assets	(31)	(66)
Reclassifications to net income for available-for-sale assets	11	25
Unrealized gains / losses on cash flow hedges	3	2
Reclassifications to net income for cash flow hedges	–	(1)
Total items that may be reclassified subsequently to income	(17)	(38)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	12	18
Total items that will not be reclassified subsequently to income	12	18
Total income tax benefit (expense) included in other comprehensive income (loss)	$(5)	$(20)

The attached notes form part of these Interim Consolidated Financial Statements.

32	Sun Life Financial Inc.	First Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2016	December 31, 2015
Assets
Cash, cash equivalents and short-term securities (Note 5)		$7,583	$8,983
Debt securities (Note 5)		71,371	69,896
Equity securities (Note 5)		5,323	5,313
Mortgages and loans		39,005	39,103
Derivative assets		2,680	1,866
Other invested assets (Note 5)		2,993	3,111
Policy loans		3,097	3,151
Investment properties		6,446	6,540
Invested assets		138,498	137,963
Other assets		4,747	4,567
Reinsurance assets (Note 7)		5,080	5,386
Deferred tax assets		1,589	1,372
Intangible assets		1,427	1,479
Goodwill		5,508	4,646
Total general fund assets		156,849	155,413
Investments for account of segregated fund holders (Note 11)		89,795	91,440
Total assets		$246,644	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$112,597	$110,227
Investment contract liabilities (Note 7)		2,896	2,913
Derivative liabilities		2,796	3,378
Deferred tax liabilities		448	405
Other liabilities		12,100	12,332
Senior debentures		2,248	2,248
Subordinated debt		2,841	2,492
Total general fund liabilities		135,926	133,995
Insurance contracts for account of segregated fund holders (Note 11)		82,754	83,670
Investment contracts for account of segregated fund holders (Note 11)		7,041	7,770
Total liabilities		$225,721	$225,435
Equity
Issued share capital and contributed surplus		$10,909	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income		9,828	10,350
Total shareholders’ equity		20,737	21,250
Participating policyholders’ equity and non-controlling interest		186	168
Total equity		$20,923	$21,418
Total liabilities and equity		$246,644	$246,853

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.30	1.38
	U.K. pounds	1.87	2.04

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 10, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,567	8,465
Stock options exercised	8	24
Common shares purchased for cancellation	–	(43)
Issued under dividend reinvestment and share purchase plan	–	21
Balance, end of period	8,575	8,467
Contributed surplus
Balance, beginning of period	76	83
Share-based payments	2	1
Stock options exercised	(1)	(4)
Balance, end of period	77	80
Retained earnings
Balance, beginning of period	7,891	6,762
Net income (loss)	564	467
Dividends on common shares	(239)	(221)
Dividends on preferred shares	(24)	(26)
Common shares purchased for cancellation (Note 10)	–	(77)
Transaction with non-controlling interest (Note 3)	(47)	–
Balance, end of period	8,145	6,905
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	2,459	1,164
Total other comprehensive income (loss) for the period	(776)	888
Balance, end of period	1,683	2,052
Total shareholders’ equity, end of period	$20,737	$19,761
Participating policyholders:
Balance, beginning of period	$168	$141
Net income (loss)	6	(5)
Total other comprehensive income (loss) for the period (Note 14)	(5)	6
Total participating policyholders’ equity, end of period	$169	$142
Non-controlling interest:
Balance, beginning of period	$–	$–
Non-controlling interest arising from acquisition (Note 3)	18	–
Net income (loss)	–	–
Total other comprehensive income (loss) for the period (Note 14)	(1)	–
Total non-controlling interest, end of period	$17	$–
Total equity	$20,923	$19,903

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2016	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2016	March 31, 2015
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$662	$557
Add: Interest expense related to financing activities	71	74
Operating items not affecting cash:
Increase (decrease) in contract liabilities	3,397	3,044
(Increase) decrease in reinsurance assets	(64)	(194)
Unrealized (gains) losses on invested assets	(2,797)	(1,649)
Other non-cash items	(423)	(1,514)
Operating cash items:
Deferred acquisition costs	5	(16)
Realized (gains) losses on assets	(516)	(270)
Sales, maturities and repayments of invested assets	12,336	13,176
Purchases of invested assets	(12,862)	(12,192)
Change in policy loans	(17)	(8)
Income taxes received (paid)	(127)	(190)
Mortgage securitization (Note 5)	148	20
Other cash items	508	52
Net cash provided by (used in) operating activities	321	890
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(20)	(18)
Investment in and transactions with joint ventures and associates	–	(3)
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(1,237)	–
Other investing activities	(17)	(15)
Net cash provided by (used in) investing activities	(1,274)	(36)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(97)	29
Issuance of subordinated debt, net of issuance costs (Note 10)	348	–
Issuance of common shares on exercise of stock options	7	20
Common shares purchased for cancellation (Note 10)	–	(120)
Dividends paid on common and preferred shares	(259)	(222)
Interest expense paid	(62)	(53)
Net cash provided by (used in) financing activities	(63)	(346)
Changes due to fluctuations in exchange rates	(287)	209
Increase (decrease) in cash and cash equivalents	(1,303)	717
Net cash and cash equivalents, beginning of period	6,512	3,364
Net cash and cash equivalents, end of period	5,209	4,081
Short-term securities, end of period	2,185	2,486
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$7,394	$6,567

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	35

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2015 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2015 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2016

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016, applied prospectively. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016, applied prospectively. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2016. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In December 2014, the IASB issued Disclosure Initiative, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Interim Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Interim Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting. The amendments are effective for annual periods beginning on or after January 1, 2016, applied retrospectively. The adoption of this standard did not have a material impact on our Interim Consolidated Financial Statements.

Amended International Financial Reporting Standard Issued in 2016

In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

36	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.     Acquisitions

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes an estimated contingent consideration of $21 that may be paid in cash over a 3-year period. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

The fair values of the net tangible assets acquired and the total consideration as at March 31, 2016, have been determined provisionally and are subject to adjustment. Provisional amounts for intangible assets have not been separately identified, valued or recognized as part of the purchase price allocation, pending the completion of a comprehensive valuation. As a result, goodwill, which is the excess of the purchase price over the fair value of the net identifiable assets acquired, will be adjusted retrospectively to the acquisition date in future reporting periods. Items on the statement of financial position that may be adjusted include insurance contract liabilities, intangible assets, goodwill, and deferred tax assets.

The components of the fair value of net tangible assets recognized from the acquisition of Assurant EB consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net tangible assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax asset	208
Total assets acquired	$2,709
Liabilities assumed:
Insurance contract liabilities	$2,302
Other liabilities assumed	105
Total liabilities assumed	$2,407
Fair value of net tangible assets acquired	$302
Excess initially allocated to goodwill	$962

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.

Acquisition in Sun Life Financial Asia

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. We also entered into an agreement that allows PVI Holdings to sell all of its remaining outstanding shares in PVI Sun Life to us within a 10-year period, which is recognized as Transaction with non-controlling interest in our Interim Consolidated Statements of Changes in Equity. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interest arising from acquisition was $18, which was recognized as its proportionate share of the fair value of the net identifiable assets. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	37

4.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$389	$2	$–	$4	$8	$–	$403
Life insurance	960	596	–	431	25	–	2,012
Health insurance	1,074	760	–	5	5	–	1,844
Total gross premiums	2,423	1,358	–	440	38	–	4,259
Less: ceded premiums	908	156	–	11	6	–	1,081
Net investment income (loss)	1,743	1,523	5	467	518	(26)	4,230
Fee income	243	57	979	80	35	(20)	1,374
Total revenue	3,501	2,782	984	976	585	(46)	8,782
Less:
Total benefits and expenses	3,360	2,664	698	868	576	(46)	8,120
Income tax expense (benefit)	(28)	20	109	14	(23)	–	92
Total net income (loss)	$169	$98	$177	$94	$32	$–	$570
2015
Gross premiums:
Annuities	$350	$43	$–	$–	$5	$–	$398
Life insurance	906	535	–	257	26	–	1,724
Health insurance	1,030	561	–	4	6	–	1,601
Total gross premiums	2,286	1,139	–	261	37	–	3,723
Less: ceded premiums	1,355	146	–	9	6	–	1,516
Net investment income (loss)	2,426	801	(1)	252	407	(15)	3,870
Fee income	241	51	869	73	40	(19)	1,255
Total revenue	3,598	1,845	868	577	478	(34)	7,332
Less:
Total benefits and expenses	3,463	1,790	622	498	436	(34)	6,775
Income tax expense (benefit)	(10)	20	98	11	(24)	–	95
Total net income (loss)	$145	$35	$148	$68	$66	$–	$462

38	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
March 31, 2016
Debt securities	$58,855	$12,516	$–	$71,371
Equity securities	$4,511	$812	$–	$5,323
Other invested assets	$1,744	$326	$923	$2,993

December 31, 2015
Debt securities	$56,785	$13,111	$–	$69,896
Equity securities	$4,426	$887	$–	$5,313
Other invested assets	$1,811	$327	$973	$3,111

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the three months ended March 31,	2016	2015
Fair value change:
Cash, cash equivalents and short-term securities	$(18)	$18
Debt securities	1,385	2,254
Equity securities	61	148
Derivative investments	1,828	(683)
Other invested assets	(48)	46
Total change in fair value through profit or loss assets and liabilities	$3,208	$1,783
Fair value changes on investment properties	25	56
Foreign exchange gains (losses)(1)	(503)	656
Fair value and foreign currency changes on assets and liabilities	$2,730	$2,495

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $1 and $1 during the three months ended March 31, 2016, and 2015, respectively.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2016	December 31, 2015	March 31, 2015
Cash	$1,676	$1,856	$1,338
Cash equivalents	3,722	4,822	2,920
Short-term securities	2,185	2,305	2,486
Cash, cash equivalents and short-term securities	7,583	8,983	6,744
Less: Bank overdraft, recorded in Other liabilities	189	166	177
Net cash, cash equivalents and short-term securities	$7,394	$8,817	$6,567

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	39

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at March 31, 2016 are $798 and $813, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at March 31, 2016 are $815 and $845, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at March 31, 2016 and December 31, 2015 are $22 and $17, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2016 and December 31, 2015.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2015 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2016 and December 31, 2015.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

40	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,031	$552	$–	$7,583	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,209	57,107	539	58,855	1,205	55,053	527	56,785
Debt securities – available-for-sale	420	11,973	123	12,516	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,565	1,783	163	4,511	2,562	1,694	170	4,426
Equity securities – available-for-sale	635	170	7	812	709	178	–	887
Derivative assets	27	2,653	–	2,680	30	1,836	–	1,866
Other invested assets	844	129	1,097	2,070	888	144	1,106	2,138
Investment properties	–	–	6,446	6,446	–	–	6,540	6,540
Total invested assets measured at fair value	$12,731	$74,367	$8,375	$95,473	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$26,452	$62,608	$735	$89,795	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$39,183	$136,975	$9,110	$185,268	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$4	$4	$–	$–	$4	$4
Derivative liabilities	3	2,793	–	2,796	8	3,370	–	3,378
Total liabilities measured at fair value	$3	$2,793	$4	$2,800	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,246	$18	$2,264	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	11,461	102	11,563	–	10,516	39	10,555
U.S. government and agency	1,209	143	7	1,359	1,205	59	8	1,272
Other foreign government	–	5,805	27	5,832	–	5,883	33	5,916
Corporate	–	34,396	326	34,722	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,587	6	1,593	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,127	7	1,134	–	1,052	8	1,060
Collateralized debt obligations	–	33	21	54	–	34	28	62
Other	–	309	25	334	–	326	26	352
Total debt securities – fair value through profit or loss	$1,209	$57,107	$539	$58,855	$1,205	$55,053	$527	$56,785

Debt securities – available-for-sale consist of the following:

As at	March 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,664	$–	$1,664	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	931	–	931	–	836	–	836
U.S. government and agency	420	–	–	420	430	–	–	430
Other foreign government	–	740	–	740	–	737	1	738
Corporate	–	6,765	82	6,847	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	912	4	916	–	940	–	940
Residential mortgage-backed securities	–	320	–	320	–	308	–	308
Collateralized debt obligations	–	211	–	211	–	221	–	221
Other	–	430	37	467	–	434	41	475
Total debt securities – available-for-sale	$420	$11,973	$123	$12,516	$430	$12,576	$105	$13,111

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2016 and March 31, 2015.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	41

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)	(3)	2	(7)	–	(54)	14	(48)	2	(46)
Included in OCI(3)	–	(1)	–	–	(1)	–	(2)	–	(2)
Purchases	68	25	21	7	85	87	293	33	326
Sales	(4)	(1)	–	–	(36)	(70)	(111)	(13)	(124)
Settlements	(8)	(1)	(17)	–	–	–	(26)	–	(26)
Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–
Transfers (out) of Level 3(2)	(21)	–	–	–	–	–	(21)	(7)	(28)
Foreign currency translation(4)	(20)	(6)	(4)	–	(3)	(125)	(158)	(45)	(203)
Ending balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$(1)	$(7)	$–	$(54)	$13	$(49)	$2	$(47)

For the three months ended
March 31, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)	21	5	6	–	32	44	108	28	136
Included in OCI(3)	–	3	–	–	–	–	3	–	3
Purchases	125	126	23	–	67	51	392	27	419
Sales	(2)	–	–	–	(11)	(91)	(104)	(7)	(111)
Settlements	(11)	(4)	–	–	–	–	(15)	(1)	(16)
Transfers into Level 3(2)	18	8	–	–	–	–	26	10	36
Transfers (out) of Level 3(2)	(52)	–	–	–	–	–	(52)	–	(52)
Foreign currency translation(4)	55	19	7	–	5	148	234	24	258
Ending balance	$1,045	$437	$161	$–	$881	$6,260	$8,784	$611	$9,395
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$18	$3	$5	$–	$33	$84	$143	$26	$169

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.

6.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2015 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2016. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

42	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the three months ended March 31,	2016			2015
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$103,730	$4,812	$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	2,480	(10)	2,490	2,310	(51)	2,361
Balances arising from new policies	952	30	922	710	186	524
Method and assumption changes	6	(3)	9	128	58	70
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	3,438	17	3,421	3,148	193	2,955
Acquisitions (Note 3)	2,196	–	2,196	–	–	–
Foreign exchange rate movements	(3,208)	(256)	(2,952)	3,417	297	3,120
Balances before Other policy liabilities and assets	106,156	4,573	101,583	101,808	4,161	97,647
Other policy liabilities and assets	6,441	507	5,934	6,158	422	5,736
Total Insurance contract liabilities and Reinsurance assets, end of period	$112,597	$5,080	$107,517	$107,966	$4,583	$103,383

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31,	2016		2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$4	$2,208	$16	$2,142
Deposits	–	114	–	98
Interest	–	11	–	11
Withdrawals	–	(100)	–	(130)
Fees	–	(1)	–	–
Other	–	5	–	5
Foreign exchange rate movements	–	(1)	1	3
Balance, end of period	$4	$2,236	$17	$2,129

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2016	2015
Balance, beginning of period	$701	$661
Change in liabilities on in-force policies	(1)	1
Increase (decrease) in liabilities	(1)	1
Foreign exchange rate movements	(44)	56
Balance, end of period	$656	$718

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	43

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2016	2015
Maturities and surrenders	$665	$710
Annuity payments	473	432
Death and disability benefits	939	899
Health benefits	1,319	1,141
Policyholder dividends and interest on claims and deposits	309	248
Total gross claims and benefits paid	$3,705	$3,430

8.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

For the three months ended March 31,	2016	2015
Recovered claims and benefits	$904	$1,237
Commissions	14	14
Reserve adjustments	25	69
Operating expenses and other	84	133
Reinsurance (expenses) recoveries	$1,027	$1,453

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,	2016		2015(1)
		%		%
Total net income (loss)	$570		$462
Add: Income tax expense (benefit)	92		95
Total net income (loss) before income taxes	$662		$557

Taxes at the combined Canadian federal and provincial statutory income tax rate	$177	26.8	$149	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(3)	(0.5)	8	1.4
Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.2	1	0.2
Tax exempt investment income	(64)	(9.7)	(52)	(9.3)
Adjustments in respect of prior periods, including resolution of tax disputes	(13)	(2.0)	(7)	(1.2)
Other	(6)	(0.9)	(4)	(0.8)
Total tax expense (benefit) and effective income tax rate	$92	13.9	$95	17.1

(1)

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2016 relate to prior years’ tax filings in Canada. In 2015, the adjustments mainly related to the resolution of tax audits in Canada and the U.S., as well as finalization of tax filings in the U.K.

44	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.     Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2015 Annual Consolidated Financial Statements.

As part of the revisions to the 2016 Minimum Continuing Capital and Surplus Requirements (“MCCSR”) Guidance of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”), disclosure of MCCSR ratios for holding companies and non-operating life companies is now required. SLF Inc.’s MCCSR ratio as at March 31, 2016 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at March 31, 2016 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2016. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2016.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the three months ended March 31,	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	612.3	$8,567	613.1	$8,465
Stock options exercised	0.3	8	0.6	24
Common shares purchased for cancellation(1)	–	–	(3.0)	(43)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	0.5	21
Balance, end of period	612.6	$8,575	611.2	$8,467

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. The common shares purchased and cancelled under this program during the first quarter of 2015 were purchased at an average price per share of $39.32 for a total price of $120. The total amount paid to purchase the shares was allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares was based on the average cost per common share and amounts paid above the average cost was allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan (“DRIP”) for dividend reinvestments in 2015 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants, on the open market through the Exchanges.

10.B.ii Subordinated Debt

On February 19, 2016, SLF Inc. issued $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the “Debentures”). The net proceeds of $348 were used to partially fund the acquisition of Assurant EB and for general corporate purposes. The Debentures bear interest at a fixed rate of 3.10% per annum payable in equal semi-annual instalments to, but excluding February 19, 2021. From February 19, 2021 to, but excluding the maturity date of February 19, 2026, the Debentures will bear interest at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”) plus 2.20% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of OSFI, SLF Inc. may redeem the Debentures, in whole or in part, on or after February 19, 2021 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	45

11.     Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2016	December 31, 2015
Segregated and mutual fund units	$75,393	$76,076
Equity securities	10,372	11,169
Debt securities	2,977	3,217
Cash, cash equivalents and short-term securities	737	719
Investment properties	444	479
Mortgages	34	36
Other assets	211	152
Total assets	$90,168	$91,848
Less: Liabilities arising from investing activities	$373	$408
Total investments for account of segregated fund holders	$89,795	$91,440

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Balances, beginning of period	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	2,706	2,378	25	33
Net transfer (to) from general funds	(57)	17	–	–
Net realized and unrealized gains (losses)	(868)	4,095	(19)	379
Other investment income	454	381	43	44
Total additions	$2,235	$6,871	$49	$456
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,166	2,138	134	107
Management fees	193	198	18	20
Taxes and other expenses	56	48	3	6
Foreign exchange rate movements	736	(598)	623	(321)
Total deductions	$3,151	$1,786	$778	$(188)
Net additions (deductions)	$(916)	$5,085	$(729)	$644
Balances, end of period	$82,754	$81,821	$7,041	$7,846

46	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2016
Revenue	$391	$7,215	$2,290	$(1,114)	$8,782
Shareholders’ net income (loss)	$564	$329	$(98)	$(231)	$564

March 31, 2015
Revenue	$88	$6,407	$1,278	$(441)	$7,332
Shareholders’ net income (loss)	$467	$363	$68	$(431)	$467

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2016
Invested assets	$21,520	$131,736	$5,770	$(20,528)	$138,498
Total other general fund assets	$9,791	$22,688	$22,085	$(36,213)	$18,351
Investments for account of segregated fund holders	$–	$89,748	$47	$–	$89,795
Insurance contract liabilities	$–	$112,919	$7,418	$(7,740)	$112,597
Investment contract liabilities	$–	$2,896	$–	$–	$2,896
Total other general fund liabilities	$10,574	$22,812	$18,350	$(31,303)	$20,433

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2016	47

13.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended March 31,	2016	2015
Common shareholders’ net income (loss) for basic earnings per share	$540	$441
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$543	$444
Weighted average number of common shares outstanding for basic earnings per share (in millions)	612	613
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	619
Basic earnings (loss) per share	$0.88	$0.72
Diluted earnings (loss) per share	$0.88	$0.72

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three months ended March 31, 2016 (2 million for the three months ended March 31, 2015) because these stock options were antidilutive for the period.

14.     Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the three months ended March 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(782)	$1,603	$783	$722	$1,505
Unrealized gains (losses) on available-for-sale assets	225	70	295	523	156	679
Unrealized gains (losses) on cash flow hedges	3	(14)	(11)	6	(3)	3
Share of other comprehensive income (loss) in joint ventures and associates	76	(30)	46	21	65	86
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(26)	(244)	(169)	(46)	(215)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(782)	$1,695	$1,170	$894	$2,064
Total attributable to:
Participating policyholders	$18	$(5)	$13	$6	$6	$12
Non-controlling interest	–	(1)	(1)	–	–	–
Shareholders	2,459	(776)	1,683	1,164	888	2,052
Total	$2,477	$(782)	$1,695	$1,170	$894	$2,064

15.     Subsequent Events

On April 4, 2016, SLF Inc. announced its intention to redeem all of the outstanding $950 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures, which are redeemable at SLF Inc.’s option on June 1, 2016, at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

On April 11, 2016, we completed a transaction to increase our ownership in one of our joint ventures in India, Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $329.

48	Sun Life Financial Inc.	First Quarter 2016	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Victoria Hall

11 Victoria Street, 2nd floor

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Tel: 0345 072 0223

Overseas: +44 1256 841 414

Call Centre: +44 1256 841 414

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

Tianjin International Building, 37th Floor

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

Sun Life Tower, 10th Floor

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 (within India)

91-22-6691-7777 (outside India)

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,  14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Indonesia

PT Sun Life Financial Indonesia

Menara Sun Life, 12th Floor

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1-500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Menara Sun Life, 9th Floor

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2698 7035

Website: sunlifemalaysia.com

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2698 7035

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre, 2nd Floor

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 816-1760

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

Vietcombank Tower, 29th Floor

#5 Me Linh Square, District 1

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199-7632

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831/1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

MAJOR OFFICES	Sun Life Financial Inc.	First Quarter 2016	49

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account

details using CST Trust Company’s

Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: shareholderenquiries@capita.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2016 Dividend dates

Common shares

Record Dates	Payment Dates
March 2, 2016	March 31, 2016
June 1, 2016	June 30, 2016
August 31, 2016*	September 30, 2016
November 30, 2016*	December 30, 2016

* Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

50	Sun Life Financial Inc.	First Quarter 2016	CORPORATE AND SHAREHOLDER INFORMATION

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com